Exhibit 99.1

Iron Ore group
152-158 St Georges Terrace
Perth 6000
Western Australia
T +61 (0) 8 9327 2975
F +61 (0) 8 9327 2459
Press release
Heavy rain and flooding impact west Pilbara iron ore operations
17 February 2009
A severe low-pressure system and associated trough has resulted in prolonged heavy rain across the west Pilbara region in Western Australia from the weekend. The rain and subsequent flooding has had a significant impact on Rio Tinto’s iron ore operations.
Further rain is expected across the region and all necessary precautions are in place. Rio Tinto’s priority throughout has been on safety, and remains so. No injuries have been reported to date.
Many roads are impassable and all employees have been advised to exercise extreme caution. Ten people stranded at Yarraloola station, west of Pannawonica, were evacuated safely by helicopter to Karratha as water rose.
All operations at Pannawonica and Brockman/Nammuldi have been suspended, and pit operations at Tom Price and Paraburdoo have been suspended. Operations at Marandoo and the east Pilbara mines (Yandicoogina, West Angelas and Hope Downs) have not been significantly impacted at this stage.
Most rail movements have been suspended due to flooding, and a comprehensive assessment is being carried out to ensure that operations will be able to resume safely. Track inspections and recovery plans are underway.
Coastal operations at Dampier and Cape Lambert have also been significantly impacted. Customers have been advised of the event and situation updates will be provided as appropriate. Shipping movements, impeded or curtailed since before the weekend, are expected to resume later today.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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For further information, please contact:

Media Relations, Australia	Media Relations, London
Gervase Greene	Christina Mills
Office: +61 (0) 8 9327 2975	Office: +44 (0) 20 8080 1306
Mobile: +61 (0) 408 098 572	Mobile: +44 (0) 7825 275 605

Amanda Buckley	Nick Cobban
Office: +61 (0) 3 9283 3627	Office: +44 (0) 20 8080 1305
Mobile: +61 (0) 419 801 349	Mobile: +44 (0) 7920 041 003

Media Relations, Americas
Nancy Ives
Mobile: +1 619 540 3751

Investor Relations, Australia	Investor Relations, London
Dave Skinner	Nigel Jones
Office: +61 (0) 3 9283 3628	Office: +44 (0) 20 7781 2049
Mobile: +61 (0) 408 335 309	Mobile: +44 (0) 7917 227365

Simon Ellinor	David Ovington
Office: +61 (0) 7 3867 1607	Office: +44 (0) 20 7781 2051
Mobile: +61 (0) 439 102 811	Mobile: +44 (0) 7920 010 978
Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk